

March 12, 2014

Via E-mail
Todd S. Hyatt
Executive Vice President, Chief Financial Officer
IHS Inc.
15 Inverness Way East
Englewood, CO 80112

  Re: **IHS Inc.**
      Form 10-K for the Fiscal Year Ended November 30, 2013
      Filed January 13, 2014
      File No. 001-32511

Dear Mr. Hyatt:

  We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Performance Indicators, page 23

1. We note from your risk factor disclosure on page 13 that a substantial portion of your revenue comes from subscriptions and that your operating results depend on your ability to achieve and sustain high renewal rates on your existing subscriptions. To provide investors with a better understanding of your operations and the risks and significance of renewals to your business, please tell us your consideration for providing quantitative and qualitative disclosure regarding the renewal rates of your subscriptions for each period presented in your financial statements. We refer you to Section III.B of SEC Release No. 33-8350.

Notes to Consolidated Financial Statements

Note 19. Segment Information, page 75

2.   We note you earn revenues from your products in different target industry sectors as noted on page 7 and your references to CARFAX in your Form 10-K and your fourth quarter earnings call on January 7, 2014. Please tell us what consideration you have given to disclosing revenue for each product or service by industry sector based on the guidance in ASC 280-10-50-40. In this regard, clarify whether revenues earned from your products in each of the different target industry sectors are similar.

3.   We also note in your fourth quarter earnings call that in fiscal 2014 you will begin providing more revenue information to your investors including revenue tied to industry. Please clarify whether you plan to include this information in your periodic filings and if so, when you plan on providing this information. As part of your response, please also tell us the analytics and metrics you plan on providing and provide us with the quantification of revenue by industry for each year presented.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

-   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Todd S. Hyatt
IHS Inc.
March 12, 2014
Page 3

       You may contact Frank Knapp, Staff Accountant, at (202) 551-3805 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

                  Sincerely,

                  /s/ Patrick Gilmore

                  Patrick Gilmore
                  Accounting Branch Chief